FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Press Release

Endesa Chile and Endesa Américas Announce Revised Record Date for Spin-Off of Endesa Américas

SANTIAGO, CHILE, April 15, 2016 ─ ENDESA CHILE S.A. (NYSE: EOC) and ENDESA AMÉRICAS S.A. today announced that in connection with the spin-off by Endesa Chile of Endesa Américas (the “Spin-off”), the record date for determining the holders of Endesa Chile common stock entitled to receive one share of Endesa Américas common stock for each share of Endesa Chile common stock held has been revised to April 20, 2016 from the previously announced date of April 14, 2016.  The record date for determining the holders of American Depositary Shares (“ADSs”) of Endesa Chile entitled to receive one ADS of Endesa Américas for each ADS of Endesa Chile held remains at April 14, 2016.  The previously announced distribution dates of April 21, 2016 for shares of Endesa Américas common stock and April 26, 2016 for Endesa Américas ADSs remain unchanged.

On April 13, 2016, Endesa Americas’ registration with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”) was approved and subsequently, Endesa Américas received approval to list its shares of common stock on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange in Chile.  The distribution of Endesa Américas common stock and ADSs are subject to the satisfaction or waiver of certain conditions described in the Endesa Américas registration statement on Form 20-F (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission.]

There is currently no market for Endesa Américas common stock. The New York Stock Exchange (NYSE) has authorized the listing of Endesa Américas ADSs under the symbol ‘EOCA,’ subject to official notice of distribution.

The Registration Statement filed with the SEC contains information about Endesa Américas and its businesses, details regarding the distribution of Endesa Américas ADSs and other important information. The Registration Statement is available on the SEC’s website at www.sec.gov (http://www.sec.gov/).

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, conditions to the distribution, and statements about the objectives of the Spin-off, Endesa Americas’ strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Endesa Américas from Endesa Chile, the satisfaction of conditions of the Spin-off, the ability of the businesses of Endesa Chile and Endesa Américas to continue to grow and develop according to their business development plans, trends in the industries in which the businesses of Endesa Chile and Endesa Américas operate, customer demand, the competitive landscape in which the businesses of Endesa Chile and Endesa Américas operate, changes in regulation applicable to the businesses of Endesa Chile and Endesa Américas, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Endesa Americas’ Registration Statement. Except as required by law, Endesa Chile and Endesa Américas undertake no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.endesacl@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 15, 2016